NACCO INDUSTRIES, INC.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4069
March 26, 2010
Via EDGAR Correspondence
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Mary Beth Breslin
Re:	NACCO Industries, Inc. Post-Effective Amendment No. 6 to Registration Statement on Form S-4 (Registration No. 333-121996) Filed March 3, 2010
Ladies and Gentlemen:
     On behalf of NACCO Industries, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Post-Effective Amendment No. 6 to Registration Statement on Form S-4 (Registration No. 333-121996) (the “Registration Statement”) of the Company be declared effective at 4:00 p.m. on Tuesday, March 30, 2010, or as soon thereafter as practicable. The Company respectfully requests that you notify Thomas C. Daniels at Jones Day of such effectiveness by a telephone call to (216) 586-7017.
     In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Thomas C. Daniels at Jones Day at (216) 586-7017 if you have any questions concerning this matter.

Very truly yours, NACCO INDUSTRIES, INC.
By:	/s/ Charles A. Bittenbender
	Name:	Charles A. Bittenbender
	Title:	Vice President, General Counsel and Secretary

cc:   Thomas C. Daniels, Esq.